

August 27, 2010

Necip Sayiner
Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX 78701

>   **Re: Silicon Laboratories Inc.**
>   **Form 10-K for the Year Ended January 2, 2010**
>   **Filed February 10, 2010**
>   **File No. 000-29823**

Dear Mr. Sayiner:

       We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Executive Compensation, page 51</u>

1.   We note your response to prior comment 3 that Item 402(s) of Regulation S-K of Regulation S-K does not impose an affirmative disclosure obligation. Nonetheless, we ask that you tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2.   Please expand your response to prior comment 6 to analyze the specific events that occurred that would cause disclosure of 2009 targets to result in competitive harm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Jay Mumford, Senior Attorney, at (202) 551-3637 if you have questions on the comments.

Sincerely,

Russell Mancuso
Branch Chief

cc: Nester Ho, Esq. – General Counsel